To the shareholders of Equinor ASA

NOTICE OF ANNUAL GENERAL MEETING

11 MAY 2022 AT 16:00 CET

Equinor Business Center, Forusbeen 50, 4035 Stavanger

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AGENDA

1. **Opening of the annual general meeting by the chair of the corporate assembly (no voting)**

2. **Registration of represented shareholders and proxies (no voting)**

3. **Election of chair for the meeting**
   The board of directors proposes that the general meeting elects the chair of the corporate assembly, Tone Lunde Bakker, as chair of the meeting.

4. **Approval of the notice and the agenda**

5. **Election of two persons to co-sign the minutes together with the chair of the meeting**

6. **Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2021, including the board of directors' proposal for distribution of fourth quarter 2021 dividend**
   The board of directors proposes a fourth quarter 2021 dividend of US dollar ("USD") 0.20 per share and an extraordinary dividend of USD 0.20 per share. The fourth quarter 2021 dividend accrues to the shareholders as registered in Equinor's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 13 May 2022 (the "Record Date"). Subject to ordinary settlement in VPS, this implies that the right to dividends accrues to shareholders as of 11 May 2022. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 12 May 2022. For US ADR (American Depository Receipts) holders, dividend accrues to the ADR-holders as of 11 May 2022, and the ex-dividend date will be from and including 13 May 2022.

   Shareholders whose shares trade on the Oslo Stock Exchange will receive their dividend in Norwegian kroner ("NOK"). The NOK dividend will be communicated on 20 May 2022.

   The expected payment date for the dividend is on or around 27 May 2022.

   Proposed resolution:
   "The annual accounts and the annual report for 2021 for Equinor ASA and the Equinor group are approved. A fourth quarter 2021 dividend of USD 0.20 per share and an extraordinary dividend of USD 0.20 per share are approved to be distributed."

7. **Authorisation to distribute dividend based on approved annual accounts for 2021**
   The board of directors proposes that the general meeting provides an authorisation to the board of directors to approve quarterly dividends for second and third quarter 2022 and first quarter 2023 cf. the Norwegian Public Limited Liability Companies Act section 8-2 second paragraph. Such dividends will be formally based on the company's approved annual accounts for 2021. Equinor ASA will announce dividends in connection with the respective quarterly results. Payment of the quarterly dividend is expected to take place approximately four months after the announcement of the quarterly results.

Proposed resolution:

"The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company's approved annual accounts for 2021, cf. the Norwegian Public Limited Liability Companies Act section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

The authorisation shall be valid until the next annual general meeting, but no later than 30 June 2023."

8. **Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian government**
   The annual general meeting resolved on 11 May 2021 to authorise the board of directors of Equinor ASA to acquire Equinor shares in the market with a nominal value of up to NOK 187,500,000. The authorisation is valid until the next annual general meeting, but no later than 30 June 2022.

   Own shares acquired pursuant to the authorisation may only be used for annulment through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

   On 14 June 2021 the board of directors of Equinor ASA launched an indicative USD 600 million share buy-back programme for 2021 and an indicative annual share buy-back programme of up to USD 1.2 billion starting from 2022, subject to board approvals before starting tranches. The first tranche was approved by the board of directors of Equinor ASA on 27 July 2021 with market operations of USD 99 million and commenced on 28 July 2021 and ended 28 September 2021. The second tranche of the market operations of the programme of USD 330 million were approved by the board of directors of Equinor ASA on 26 October 2021 and commenced on 27 October 2021 and ended 31 January 2022. Further, on 8 February 2022 the board of directors of Equinor ASA approved a first tranche 2022 of market operations of USD 330 million and commenced on 10 February 2022 and ended 25 March 2022. The board of directors of Equinor ASA has in accordance with the share buy-back programme and the current authorisation granted by the annual general meeting acquired 27,131,791 own shares in the market at an average price of NOK 247.42.

   On 11 May 2021, Equinor ASA signed an agreement with the Norwegian government, represented by the Ministry of Petroleum and Energy regarding the repurchase of own shares. It is a mutual condition in the agreement that the repurchases and cancellations of own shares will not change the government's percentage ownership in the company. When Equinor ASA cancels own shares purchased in the open market, a proportionate share of the government holdings shall therefore be redeemed and cancelled to ensure that the percentage ownership remains unchanged at 67 per cent.

   The compensation to the government for the redeemed shares represents the average price of the shares purchased by Equinor ASA in the market, with the addition of an interest compensation and a deduction for received dividend payments (and corresponding interest). The interest rate corresponds to six months' NIBOR + 1 per cent per annum, calculated from the time of each share purchase until payment is made on the agreed settlement date 20 July 2022. Payment of the compensation will be made upon the redemption and cancellation of 55,085,757 shares.

   The compensation to the government in NOK amounts to 13,712,141,644.20, subtracted for interest compensated dividend for first through third quarter 2021. In addition the fourth quarter 2021 dividend of USD 0.40 per share (see decision in agenda item 6 above) and corresponding interest compensation will be deducted. The dividend for the fourth quarter 2021 in NOK per share will be communicated 20 May 2022.

   The part of the amount that is proposed paid to the government and that exceeds the nominal value of the shares, will be covered by retained earnings in the company`s accounts.

   The auditor`s confirmation stating that there is still coverage for the company`s remaining share capital and undistributable reserves after the reduction in share capital and retained earnings, is available on www.equinor.com/agm. The capital reduction is conditional upon a creditor notice.

Proposed resolution:
"As part of the implementation of the company`s share buy-back programme, the company`s share capital will be reduced by NOK 205,543,870 from NOK 8,144,219,267.50 to NOK 7,938,675,397.50. Of the total capital reduction amount

(i)   NOK 67,829,477.50 will be used to annul 27,131,791 own shares, and
(ii)   NOK 137,714,392.50 will be used to redeem and annul 55,085,757 shares owned by the Norwegian government by the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount in (ii), the Norwegian government by the Ministry of Trade, Industry and Fisheries shall receive NOK 13,574,427,251.70, with a deduction for fourth quarter 2021 dividend of USD 0.40 per share and corresponding interest compensation. The part of the amount paid to the government that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered the Article 3 of the company's Articles of Association will read as follows:

"The share capital of the company is NOK 7,938,675,397.50 divided into 3,175,470,159 shares of NOK 2.50 each.""

9. **Proposal to amend Article 1 of the Articles of Association**
   The board of directors submits a proposal to the annual general meeting regarding amendment to Article 1, the objects-clause.

   Equinor was incorporated in 1972 under the name "Den norske stats oljeselskap a.s". The company's name was changed from Statoil ASA to Equinor ASA in 2018.

   The company's objective is defined in Article 1 of the Articles of Association – the objects-clause. This clause has, with minor changes, remained the same from the company was founded.

   The company has simultaneously undergone major changes from it was established and until today. The company's strategy has developed from being a focused oil and gas company, to becoming a broad energy company. In the same way as changing the company's name was natural following the strategy development, it is natural to update the objects-clause to include all company activities in a more balanced way.

   In the board of directors' opinion the proposed amendment better describes the company's activities and strategy today and in the future. The board of directors therefore finds it appropriate, in the year of the company's 50th anniversary, that Article 1 of the Articles of Association, which states the objective of the company, be expressed in a forward-looking way, describing the future direction of the company.

   The amendment puts all forms of energy on an equal footing in the future strategic setting but does not represent any change relative to the strategy presented to the shareholders forming the basis for the energy transition plan ("ETP"). The ETP is put forward to the shareholders at the annual general meeting for an advisory vote.

   Proposed resolution:
   "The Articles of Association is amended and Article 1 will read as follows:

   "The company's name is Equinor ASA. The company is a public limited company.

   The objective of Equinor ASA is to develop, produce and market various forms of energy and derived products and services, as well as other business. The activities may also be carried out through participation in or cooperation with other companies.""

10. **Energy Transition Plan**
    The board of directors has presented the company's energy transition plan to its shareholders, available at www.equinor.com/agm. The plan describes the strategy for the company's energy transition, including its actions and climate ambitions, its support for the Paris Agreement and how it plans to deliver energy with lower emissions over time while protecting long-term shareholder value and competitiveness.

    The general meeting shall carry out an advisory vote on the energy transition plan, and the board proposes that the general meeting endorses the presented energy transition plan.

    Proposed resolution:
    "The general meeting endorses the company's energy transition plan"

11. **Proposal from shareholder to set short-, medium-, and long-term targets for greenhouse gas (GHG) emissions of the company's operations and the use of energy products (including Scope 1, 2 and 3)**
    Shareholder Follow This has proposed the following resolution:
    "Shareholders support the company to set and publish targets that are consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.

    These quantitative targets should cover the short-, medium-, and long-term greenhouse gas (GHG) emissions of the company's operations and the use of its energy products (Scope 1, 2, and 3).

    Shareholders request that the company report on the strategy and underlying policies for reaching these targets and on the progress made, at least on an annual basis, at reasonable cost and omitting proprietary information.

    You have our support."

    The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote <u>against</u> the proposal.

12. **Proposal from shareholders that Equinor introduces and implements a climate target agenda and emissions reduction plan that is consistent with achieving the global 1,5 degree C increase target**
    Shareholders WWF and Greenpeace have proposed the following resolution:
    "Equinor introduces and implements a climate target agenda and emissions reduction plan that is consistent with achieving the global 1,5 degree C increase target defined in the Paris Agreement, which implies a 50 percent reduction by 2030 and a 100percent reduction by 2050 of absolute actual annual greenhouse gas (GHG) emissions compared to 2015 emission levels. The plan must include Scope 3 emissions from the combustion and other use of Equinor's range of petroleum products. The transition required to implement this plan must be based on an actual down-scaling of fossil fuel exploration and production and must exclude compensation of actual emissions through the purchase or trading of CO2 quotas through the EU / ETS system or through carbon sinks. The company shall in a transparent way report in its Energy Transition Plan the projected expected absolute emissions within each emission category, to illustrate and communicate how the company's emissions targets will be achieved, and the status of the various trajectories."

    The shareholders' supporting statement and the board's response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote <u>against</u> the proposal.

13. **Proposal from shareholder that Equinor takes initiative to establish a state restructuring fund for employees who now work in the oil sector**
    Shareholder Greenpeace has proposed the following resolution:
    "Equinor takes the initiative to establish a state restructuring fund for employees who now work in the oil sector. The trade union movement must be involved in the establishment and management of the fund, which is financed by the income from oil and gas production. The fund will finance continuing and further education of employees in petroleum production, to help petroleum workers transition to new industries.

The fund has a double purpose. The first objective is to strengthen, confirm and document existing transferable skills and competencies. The second objective is to build on workers' know-how and skills, and establish new competencies and knowledge that is sorely needed in emerging green industry- and energy projects. This is in line with Equinor's responsibilities and liabilities as an employer, and is in the shareholders' long-time interests."

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

14. **Proposal from shareholders that Equinor declares the Norwegian sector of the Barents Sea a Voluntary Exclusion Zone, focus on its domestic business in the Norwegian sector and accelerate its transition into renewable energy**
Shareholders Even Bakke, Bente Marie Bakke, Ketil Lund, Guttorm Grundt and Gro Nylander have proposed the following resolution:
"1. Equinor should declare the Norwegian sector of the Barents Sea a Voluntary Exclusion Zone; no further exploration nor test drilling will be conducted in this region by Equinor and its partners.
2. In the long term, Equinor will focus on its very profitable domestic business in the Norwegian sector (excluding the Barents Sea) and greatly reduce their marginally profitable and lossmaking international business in the US, Brazil and developing countries (we first proposed this 3 years ago).
3. Equinor will greatly accelerate its transition into renewable energy by utilizing its enormous income from its oil and gas production in the Norwegian sector, as is called for with the current energy and political crisis."

The shareholders' supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

15. **Proposal from shareholder that Equinor aims to become a leading producer of renewable energy, stops all exploration activity and test drilling for fossil energy resources and withdraws from its projects abroad**
Shareholder Bente Marie Bakke has proposed the following resolution:
"1. Equinor aims to become a leading producer of renewable energy
2. Equinor stops all exploration activity and test drilling for fossil energy resources.
3. Equinor withdraws from all of its projects abroad.
4. Equinor presents a plan for phasing out oil and gas production in order for Norway to be net zero by 2050"

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

16. **Proposal from shareholder that Equinor significantly increases its investments in renewable energy, stop all new exploration in the Barents Sea, discontinue international activities and develop a plan for gradual closure of the oil industry**
Shareholder Gro Nylander has proposed the following resolution:
"Equinor must significantly increase its investment in renewable energy in this decade.
Equinor must stop all new exploration in the Barents Sea and with no further delay shelve plans for the Wisting field near the ice edge.
Equinor must discontinue its highly unprofitable, controversial international activities, which are also detrimental to the brand standing of the company.
Equinor must develop a concrete plan for the gradual closure of the oil industry."

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

17. **Proposal from shareholder that Equinor present a strategy for real business transformation to sustainable energy production**
Shareholder Guttorm Grundt has proposed the following resolution:
"The board will present a strategy for real business transformation to sustainable energy production, thus reducing shareholder risk and ensuring shareholder value etc. The strategy is assumed to be based on the following intermediate objectives:
1. *Full phasing out of all exploration activity and exploratory drilling for fossil energy resources on the Norwegian continental shelf and abroad by 2024.*
2. *Full phasing out and divestment of oil and gas business abroad by 2026.*
3. *Reinvestment of all freed-up assets from the divestment of business abroad in the development and production of renewable energy by 2028.*
4. *Investment of EUR 1 billion in the development and production of renewable energy in Ukraine.*
The strategy, including environmental impact assessment, to be presented to the 2023 annual general meeting."

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

18. **Proposal from shareholder that Equinor gradually divest from all international operations**
Shareholder Ivar Sætre has proposed the following resolution:
"The general meeting asks the company's administration to gradually divest from all international operations, first within renewable energy, then within petroleum production."

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

19. **Proposal from shareholder that the board of Equinor outlines a specific action plan for quality assurance and anti-corruption**
Shareholder Per Henning Lerstad has proposed the following resolution:
"1. In the future, shareholder request the board to give a special account of and outline a specific action plan to actively monitor and better document internal quality assurance within safety, risk and financial management, including detailed audits and HSE risk management.
2. *What specific plans does the board have to prevent Equinor from getting involved in corruption, laundering, violation of human rights and sanctioned businesses in its projects abroad?"*

The shareholder's supporting statement and the board's response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote <u>against</u> the proposal.

20. **The board of directors' report on Corporate Governance**
Pursuant to section 5-6 fifth paragraph of the Norwegian Public Limited Liability Companies Act, the annual general meeting shall review and evaluate the board's report on Corporate Governance which has been prepared in accordance with section 3-3b of the Norwegian Accounting Act. The Corporate Governance report for 2021 is included in chapter 3 of Equinor ASA's annual report available at www.equinor.com/agm.

The general meeting shall carry out an advisory vote regarding the Corporate Governance report, and the board proposes that the general meeting endorses the report.

Proposed resolution:
"The general meeting endorses the board of directors' report on Corporate Governance."

21. **The board of directors' remuneration report for salary and other remuneration for leading personnel**
In accordance with section 6-16b of the Norwegian Public Limited Liability Companies Act and regulation 2020-12-11-2730 the board of directors shall prepare a remuneration report for the leading personnel. The remuneration report is included in Equinor ASA's annual report chapter 3.12 available at www.equinor.com/agm.

In accordance with section 5-6 fourth paragraph of the Norwegian Public Limited Liability Companies Act with reference to section 6-16b second paragraph an advisory vote shall be held for the board of directors' remuneration report for salary to leading personnel.

The board of directors recommends that the general meeting by an advisory vote endorses the board of directors' remuneration report.

Proposed resolution:
"The general meeting endorses the board of directors' remuneration report for leading personnel."

22. Approval of remuneration for the company's external auditor for 2021
Proposed resolution:
"Remuneration to the auditor for 2021 of NOK 55,981,079 for Equinor ASA is approved."

23. Election of members to the corporate assembly
The nomination committee proposes that the general meeting adopt the following resolution regarding election of members and deputy members to the corporate assembly:
"The following persons are elected as members of Equinor ASA's corporate assembly effective as of 12 May 2022 and until the annual general meeting in 2024:

1. *Jarle Roth (re-election, nominated as chair for the corporate assembly's election)*
2. *Nils Bastiansen (re-election, nominated as deputy chair for the corporate assembly's election)*
3. *Finn Kinserdal (re-election)*
4. *Kari Skeidsvoll Moe (re-election)*
5. *Kjerstin Rasmussen Braathen (re-election)*
6. *Kjerstin Fyllingen (re-election)*
7. *Mari Rege (re-election)*
8. *Trond Straume (re-election)*
9. *Martin Wien Fjell (new election, existing deputy member)*
10. *Merete Hverven (new election)*
11. *Helge Aasen (new election)*
12. *Liv B. Ulriksen (new election)*

The following persons are elected as deputy members of Equinor ASA's corporate assembly effective as of 12 May 2022 and until the annual general meeting in 2024:

1st deputy member: Per Axel Koch (new election)
2nd deputy member: Catrine Kristiseter Marti (new election)
3rd deputy member: Nils Morten Huseby (new election)
4th deputy member: Nina Kivijervi Jonassen (re-election)"

For further information about the nominated candidates, please see information from the nomination committee at www.equinor.com/agm.

24. Determination of remuneration for the corporate assembly members
The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the corporate assembly:
"The remuneration to the corporate assembly is adjusted effective from 12 May 2022 as follows:

	From	*To*
Chair	*NOK 133,100/annually*	*NOK 137,600/annually*
Deputy chair	*NOK 70,200/annually*	*NOK 72,600/annually*
Members	*NOK 49,300/annually*	*NOK 51,000/annually*
Deputy members	*NOK 7,100/meeting*	*NOK 7,340/meeting"*

25. **Election of members to the nomination committee**
The nomination committee proposes that the general meeting adopt the following resolution regarding election of members to the nomination committee:
"The following persons are elected as members of Equinor ASA's nomination committee effective as from 12 May 2022 and until the annual general meeting in 2024:

1. *Jarle Roth (re-election, new election as chair)*
2. *Berit L. Henriksen (re-election)*
3. *Merete Hverven (new election)*
4. *Jan Tore Føsund (new election)"*

For further information about the nominated candidates, please see information from the nomination committee at www.equinor.com/agm.

26. **Determination of remuneration for the nomination committee members**
The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the nomination committee:
"The remuneration to the nomination committee is adjusted effective from 12 May 2022 as follows:

	From	*To*
Chair	*NOK 13,200/meeting*	*NOK 13,650/meeting*
Members	*NOK 9,800/meeting*	*NOK 10,130/meeting"*

27. **Authorisation to acquire Equinor ASA shares in the market to continue operation of the company's share-based incentive plans for employees**
Since 2004, the company has offered a share saving plan for employees in the group. The purpose of this plan is to augment good business culture and encourage loyalty through employees becoming part-owners of the company. The long-term incentive plan was implemented in 2007 with the purpose of strengthening the alignment of top management and shareholders' long-term interests and sustainability of the company, and to retain key executives. At the annual general meeting in 2021 it was decided to authorise the board of directors to acquire shares in the market. This authorisation expires on the date of the annual general meeting in 2022, but no later than 30 June 2022. It is proposed that the annual general meeting gives the board of directors a new authorisation to acquire shares in the market, to continue the company's share-based incentive plans. It is further proposed that the authorisation granted 11 May 2021, continues to apply until the new authorisation has been registered in the Register of Business Enterprises.

Proposed resolution:
"The board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 38,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group's share saving plan and long-term incentive plan, as approved by the board of directors.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively.

The authorisation is valid until 30 June 2023. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 11 May 2021. The previous authorisation, granted 11 May 2021, shall continue to apply until this authorisation has been registered in the Register of Business Enterprises."

28. **Authorisation to acquire Equinor ASA shares in the market for subsequent annulment**
The board of directors propose that the general meeting grants the board of directors an authorisation to repurchase up to 75,000,000 own shares in the market (approximately 2.3 per cent of the company's share capital) in accordance with the Norwegian Public Limited Liability Companies Act section 9-4.

The reason for the request for such an authorisation is to enable Equinor's board of directors to utilise this mechanism permitted by the Norwegian Public Limited Liability Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company's capital structure in order to make it more expedient. The repurchase of own shares benefits shareholders by the remaining shares representing an increased ownership interest in the company.

It is a precondition that the repurchased shares are subsequently annulled through a resolution by a new general meeting to reduce the company's share capital. It is also a precondition for the repurchase and the annulment of own shares that the Norwegian State's ownership interest in Equinor ASA is not changed. In order to achieve this, a proposal for the redemption of a proportion of the State's shares, so that the State's ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the annulment of the repurchased shares. The State currently has an ownership interest of 67 per cent, and the total repurchase/redemption and annulment could thus involve up to 227,272,727 shares (approximately 7.0 per cent of Equinor ASA's share capital).

It is a precondition for the board of directors' request for authorisation to repurchase own shares that Equinor ASA and the Norwegian State represented by the Ministry of Trade, Industry and Fisheries, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the State's shares. On redemption of the shares, Equinor ASA will pay a price to the State for each share corresponding to a volume-weighted average of the price paid by Equinor ASA for shares purchased in the market plus interest compensation calculated from the date of the individual repurchases until payment is effected.

Proposed resolution:
"The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market, on behalf of the company, Equinor shares with a face value of up to NOK 187,500,000.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

This authorisation shall be valid until the next annual general meeting, but no later than 30 June 2023."

29. **Marketing Instructions for Equinor ASA – adjustments**
On 25 May 2001 the annual general meeting of Equinor adopted the "Marketing Instruction for Equinor ASA" (Marketing Instruction) which requires Equinor to market oil and gas produced from the State's direct financial interests in the petroleum sector ("SDFI") together with its own oil and gas. The overall objective of the marketing arrangement is to maximize the total value of Equinor's petroleum and the State's petroleum, and to ensure a fair distribution of the total value generated. To comply with this objective, a potential need for adjusting the applicable pricing- and allocation principles for certain forms of natural gas trading under the Marketing Instruction, in particular by reducing the scope for sharing certain physical and financial trades with the State, has been identified. The board of directors support the proposal and recommend that the annual general meeting adopts a decision that necessary adjustments to the Marketing Instruction can be made. Potential adjustments will be made by the State represented by the Ministry of Trade, Industry and Fisheries. The board of directors will follow up on the adjustments made. On this basis, the board of directors asks the annual general meeting to adopt the following resolution.

Proposed resolution:
"The annual general meeting approves that adjustments in the Marketing Instruction for Equinor ASA, adopted by the annual general meeting on 25 May 2001, can be made to the provisions concerning applicable pricing- and allocation principles for natural gas so that Equinor continue to have the necessary incentives to maximize the total value of the State's and Equinor's petroleum and ensure fair distribution at any time. Potential adjustments in the Marketing Instruction are made by the Norwegian State represented by the Ministry of Trade, Industry and Fisheries."

Participation
The annual general meeting will be held in Equinor Business Center for those attending in person and via Lumi AGM for those attending digitally.

Voting will only be possible electronically via Lumi AGM both for shareholders attending in person and attending digitally. Shareholders may cast votes in advance, however, to vote during the meeting the shareholder must bring a smartphone or tablet to administrate voting. Shareholders are encouraged to download the Lumi AGM app in advance. Shareholders will upon arrival at the AGM receive further practical guiding.

Shareholders wishing to attend the annual general meeting, either in person or by proxy, should register by 10 May 2022 at 12:00 CET. Registration may be sent electronically via the company's website at www.equinor.com/agm or through VPS Investor Services. The registration form may also be sent by e-mail to genf@dnb.no or by post to DNB Bank ASA, Verdipapirservice, Postboks 1600 Sentrum, 0021 Oslo. The registration form has been distributed to the shareholders as an appendix to the notice. Valid ID (passport, ID-license or driver's license) must be presented when attending in person.

Lack of registration could result in shareholders/proxy holders/advisors not being allowed to attend the annual general meeting in the event that the number of attendees exceeds governmental health recommendations or statutory restrictions at the given time.

Shareholders attending physically must adhere to the government's precautions with regards to preventing spread of the coronavirus, as in place as of 11 May 2022. Please note that there will only be served light refreshments at the annual general meeting.

In the event of further governmental health recommendations or statutory restrictions on assembly of persons, Equinor may be prevented from arranging a physical meeting. The board of directors can in that circumstance make changes to the annual general meeting procedure. In such case, the shareholders should note that additional information on proceedings of the meeting may be given on short notice and announced on the company's website and through a stock exchange announcement. Shareholders who have already registered for physical attendance will be directly contacted.

Digital participation will be possible via Lumi AGM on https://web.lumiagm.com/191344747. Equinor ASA meeting-ID will be: 191-344-747. By digital participation via Lumi AGM shareholders may cast votes on each agenda item, submit questions from smartphone, tablet or pc as well as follow the live webcast which includes simultaneous translation into English. No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts to be able to vote during the meeting. We therefore encourage shareholders to log on in due time. It will be possible to log on one hour before the annual general meeting starts. Secure identification of shareholders is done by using pin-code and reference number on the attached form or as found on the shareholders account in VPS Investor Services.

More information and guideline regarding digital participation and voting via Lumi AGM is available on www.equinor.com/agm.

Shareholders may also follow the annual general meeting via webcast at www.equinor.com/agm, without logging on. The webcast will be simultaneous translated into English.

Shareholders may vote in advance on each agenda item via the company's website www.equinor.com/agm or via VPS Investor Services (pin-code and reference number from the attached form or on the shareholders account in VPS Investor Services is required). Advance voting must be submitted by 10 May 2022 at 16:00 CET.

Shareholders wishing to vote at the annual general meeting by proxy should send their proxy form by e-mail: genf@dnb.no or to DNB Bank ASA, Registrar's Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway by 10 May 2022 at 12:00 CET. Proxies issued without voting instructions may also be submitted electronically via the company's website www.equinor.com/agm or through VPS Investor Services. The proxy may also submit a written signed and dated proxy in the general meeting. A proxy form, with instructions for use, is attached to the notice. The proxy form must be dated and signed to be valid.

Shareholders that have voted in advance or given a proxy, with or without voting instructions, who wish to attend digitally via Lumi AGM or in person, will not receive cases for voting in the Lumi AGM app, but still have the right to speak or submit questions via Lumi AGM.

If shares are registered by a nominee in the VPS register, cf. section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wishes to vote for own shares, then the shares must be re-registered in a separate VPS account in shareholders own name prior to the general meeting.

Equinor ASA is a Norwegian public limited liability company governed by Norwegian law, including the Public Limited Liability Companies Act and the Securities Trading Act. As of the date of this notice, the company has issued 3,257,687,707 shares, each of which represents one vote. The shares also confer equal rights in all other respects. As of the date of this notice, the company has 36,694,966 own shares which will not be voted for, of which 9,563,175 shares have been purchased as part of the share savings plan.

A shareholder has the right to have items included on the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included on the agenda, 28 days prior to the general meeting at the latest. A shareholder may bring advisors to the general meeting and let one advisor speak on the shareholders' behalf. Advisor should also be registered to the annual general meeting in advance.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report; (ii) items that are presented to the shareholders for decision; and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

Notice of the annual general meeting and other case documents, including the Articles of Association, annual report and accounts, and auditor's report for 2021, are available on www.equinor.com/agm.

Shareholders can request written distribution of the material by contacting:
Equinor ASA, attn: Investor Relations, PO Box 3, 1330 Fornebu, Norway (email: irpost@equinor.com).

The following persons in Investor Relations can also be contacted directly:
Erik Gonder, telephone: +47 99562611, email: ergon@equinor.com
Anne Sofie Dahle, telephone: +47 90887554, email: asda@equinor.com

Forms for advance voting and power of attorney for the annual general meeting have been distributed to the shareholders together with this notice.

Equinor encourages all shareholders to register for electronic reception of the notice of the general meeting. This can be done through VPS Investor Services, either through your internet bank or www.vps.no. Electronic registration will reduce the environmental effects as well as the company's costs, and it will be a simplification for the shareholders.

8 April 2022
The board of directors of Equinor ASA

Proposals from shareholders and response from the board of directors

THE SHAREHOLDERS PROPOSALS FOR EQUINOR ASA'S ANNUAL GENERAL MEETING 11 MAY 2022

Item 11 for Equinor's annual general meeting 11 May 2022

Proposal from shareholder to set short-, medium-, and long-term targets for greenhouse gas (GHG) emissions of the company's operations and the use of energy products (including Scope 1, 2 and 3)

Shareholder Follow This has proposed the following resolution:
"Shareholders support the company to set and publish targets that are consistent with the goal of the Paris Climate Agreement: to limit global warming to well below 2°C above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5°C.

These quantitative targets should cover the short-, medium-, and long-term greenhouse gas (GHG) emissions of the company's operations and the use of its energy products (Scope 1, 2, and 3).

Shareholders request that the company report on the strategy and underlying policies for reaching these targets and on the progress made, at least on an annual basis, at reasonable cost and omitting proprietary information.

You have our support."

The shareholder's supporting statement:
The oil and gas industry can make or break the goal of the Paris Climate Agreement. Therefore, shareholders support oil and gas companies to change course by aligning their targets with the goal of the Paris Climate Agreement and investing accordingly.

More and more investors understand this support to be part of their fiduciary duty to protect all their assets in the global economy from devastating climate change.

This fiduciary duty is underpinned by established scientific consensus, growing investor concern, and heightened legal risk.

Scientific consensus
The science is clear. We are truly running out of time; we need deep cuts in emissions this decade. To address the climate crisis and limit warming to 1.5°C, both the Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA) estimate that (net) absolute emissions must be reduced by approximately 40% by 2030.[1]

The IPCC could not be more clear: "unless there are immediate, rapid and large-scale reductions in greenhouse gas emissions, limiting warming to close to 1.5°C or even 2°C will be beyond reach".[2]

The IEA underlined that "There is no need for investment in new fossil fuel supply in our net zero pathway".[3]

Momentum among financial institutions
A growing understanding has emerged among global financial institutions that climate-related risks are a source of financial risk; therefore, limiting global warming is essential to risk management and responsible stewardship of the economy.

Backing from investors that insist on targets for all emissions continues to gain momentum: 2021 saw unprecedented investor support for climate resolutions. In the US, three climate resolutions passed with a historic majority. In Europe, support for climate resolutions continues to build, despite the companies' boards rejecting the climate resolutions by claiming their existing climate targets are sufficient:

	2016	2017	2018	2019	2020	2021
Shell	2.7%	6.3%	5.5%	*	14%	30%
BP				8.4%	*	21%
Equinor				12%**	27%**	39%**
Totalt***					17%	

* resolution withdrawn
** percentage of non-governmental votes
*** filed by institutional investors

Evidently, a growing group of investors insists on unambiguous Paris-consistent targets for all emissions, especially across the energy sector.

Legal risks
There has been a marked increase in climate-based litigation; courts will be more likely to hold those who have made the most significant contributions to climate change to account.

In 2021, a Dutch court ordered Shell to reduce their worldwide emissions (Scope 1, 2, and 3) by 45% by 2030. This indicates that oil and gas companies may have an individual legal responsibility to reduce emissions to address climate change and confirms the risk of liability, including liability for human rights violations.

As such, climate litigation constitutes a significant material risk for the company and its investors; taking the necessary steps now will mitigate this risk and limit future liability.

Net zero and the carbon budget
To limit global warming to 1.5°C, the world can release another 400 GtCO2 (carbon budget).[4] Current global emissions are estimated at 40 GtCO2 per year.[5] Therefore, without cuts in emissions, our entire carbon budget to stay within 1.5°C will be exceeded by 2030.

These numbers stress that 'net zero by 2050' is inadequate without "immediate, rapid and large-scale" emissions reductions.

Concluding
To allow maximum flexibility, the company may use whatever metric they deem best suited to set Paris-consistent emissions reductions targets, as long as they lead to absolute emissions reductions consistent with the goal of the Paris Climate Agreement.

We have welcomed the climate ambitions and targets the company has set thus far, especially assuming responsibility for the emissions of its products (Scope 3). We further welcomed the company's 'net-zero by 2050' aspiration. We thank the shareholders that supported these crucial steps by voting for climate targets resolutions in previous years.

We believe that the company could lead and thrive in the energy transition. We therefore encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels consistent with the global intergovernmental consensus specified by the Paris Climate Agreement.

You have our support.

Notes:

[1] IEA Net Zero by 2050 Roadmap, 2021, page 26; IPCC Sixth Assessment Report, Working Group I, Summary for Policymakers, 2021, page 13, Box SPM.1 (a), scenario SSP1-1.9.

[2] IPCC Sixth Assessment Report Press Release, 9 August 2021.

[3] IEA Net Zero by 2050 Roadmap, 2021, page 21.

[4] IPCC Sixth Assessment Report, Working Group 1, Summary for Policymakers, 2021, page 29, Table SPM.2 (1.5°C with a 67% likelihood).

[5] Idem, page 13, Box SPM.1 (a).

Item 12 for Equinor's annual general meeting 11 May 2022

Proposal from shareholders that Equinor introduces and implements a climate target agenda and emissions reduction plan that is consistent with achieving the global 1,5 degree C increase target

Shareholders WWF and Greenpeace have proposed the following resolution:

"Equinor introduces and implements a climate target agenda and emissions reduction plan that is consistent with achieving the global 1,5 degree C increase target defined in the Paris Agreement, which implies a 50 percent reduction by 2030 and a 100percent reduction by 2050 of absolute actual annual greenhouse gas (GHG) emissions compared to 2015 emission levels. The plan must include Scope 3 emissions from the combustion and other use of Equinor's range of petroleum products. The transition required to implement this plan must be based on an actual down-scaling of fossil fuel exploration and production and must exclude compensation of actual emissions through the purchase or trading of CO2 quotas through the EU / ETS system or through carbon sinks. The company shall in a transparent way report in its Energy Transition Plan the projected expected absolute emissions within each emission category, to illustrate and communicate how the company's emissions targets will be achieved, and the status of the various trajectories."

The shareholders' supporting statement:
In June 2021 Equinor presented its updated climate targets, which among other things require the company to reduce its net carbon intensity by 20 percent within 2030, and by 40 percent within 2035, on its way to becoming a 'climate-neutral' company by 2050. In this context, 'carbon intensity' is to be understood as the total emissions resulting from the company's production, including from the end-use burning of its fossil fuel products (Scope 3), divided by total number of energy units produced.

In March 2022 Equinor presented an Energy Transition Plan, which describes how the company intends to achieve its set climate goals. However, there are substantial flaws, limitations, and omissions both in Equinor's climate goals and in its plans for achieving them. These constitute material risks for Equinor shareholders.

For example, the Energy Transition Plan does not describe how Equinor intends to reduce its net carbon intensity. Such a reduction can be achieved through various approaches, for example by increasing the production of renewable energy, such that the relative proportion of energy from oil & gas production is reduced (thus without needing to reduce absolute emissions from the oil & gas production), or by compensating for the emissions from the company's oil & gas portfolio either registering carbon capture through investment in natural carbon sinks (such as forests), or by purchasing or trading CO2 quotas through the EU / ETS system.

In addition, Equinor has explicit plans - reflected in its Sustainability Report - to in fact increase its production of oil & gas in coming years, noting that this "might" have an impact on total emissions, without including information on the expected scale of such impacts. Equinor's energy transition plan also includes a number of caveats and conditions, which together indicate that if consumer demand or technological development does not follow Equinors projections or expectations then the company might not achieve the emission targets or climate goals that it defines in its Energy Transition Plan.

Projections based on data from Rystad Energy show that Equinor is planning on increasing its Scope 3 emissions by 23 percent between 2021 and 2030. This is not in accordance with the company's own emission goal related to carbon intensity.

The proponents believe that Equinor's GHG emission-reduction plans do not adequately internalize or address the actual energy transition needed globally nor the large-scale international energy transition that is already underway. This constitutes a considerable risk for a company that has a business model based on the production and emission of greenhouse gasses.

An actual substantive transition of Equinor as an energy company will require that the company immediately stops investing in the exploration, development, trading, production, transport, marketing and sales of oil & gas, and that it develops and implements a plan to step down the current production. It also requires that the company increases investments in and development of renewable energy.

The shareholders behind this proposal therefore hereby propose a resolution that commits Equinor to adjusting its climate goal, which currently is defined in relation to carbon intensity, such that the goal instead relates to absolute emissions, including combustion (Scope 3). Equinor's emission targets should also be strengthened to result in minimum 50 percent reduction by 2030 and 100 percent reduction by 2050, thus ensuring that the company's business model and operations are in accordance with the targets set in the Paris Agreement. Achievement of these emission-reduction goals must be the result of an actual substantive transition of the company's activities, away from oil & gas production. The company's plans for achieving its net-zero 2050 climate goal, as well as its reporting on progress towards achieving its emission-reduction targets, must be reflected in the company's Energy Transition Plan reporting, with full transparency and clarity on how the planned emission reductions are being, or are to be achieved.

Item 13 for Equinor's annual general meeting 11 May 2022

Proposal from shareholder that Equinor takes initiative to establish a state restructuring fund for employees who now work in the oil sector

Shareholder Greenpeace has proposed the following resolution:

"Equinor takes the initiative to establish a state restructuring fund for employees who now work in the oil sector. The trade union movement must be involved in the establishment and management of the fund, which is financed by the income from oil and gas production. The fund will finance continuing and further education of employees in petroleum production, to help petroleum workers transition to new industries.

The fund has a double purpose. The first objective is to strengthen, confirm and document existing transferable skills and competencies. The second objective is to build on workers' know-how and skills, and establish new competencies and knowledge that is sorely needed in emerging green industry- and energy projects. This is in line with Equinor's responsibilities and liabilities as an employer, and is in the shareholders' long-time interests."

The shareholder's supporting statement:

To stay on targets agreed upon in the Paris Agreement, by 2030 global climate mitigations must be halved. The EU "Green deal" is providing ample signals for Norwegian oil and gas' biggest market - the Paris Agreement stands. The Russian invasion of Ukraine is speeding up European detachment processes regarding fossil fuels. Actualized fossil fuel problems are touching upon both economic and security policy questions. The EU Commission proposed a new "REpowerEU" plan 08.03.2022[1]. Frans Timmermanns, Vice-President of the European Commission argued that[2]:

- *Renewable energy is a cheap, clean and potentially endless source of energy, and instead of funding the fossil fuel industry elsewhere, it is creating jobs here. Putin's war in Ukraine demonstrates the urgency of accelerating our transition to clean energy.*

The EU Commission emphasizes that the union is shifting towards a steady supply of renewable energies and green hydrogen, alongside increasing energy efficiency. The goal is to gain EU energy independence, and political control over the union's energy systems. Adding to this, the Commission has proposed a ban on Arctic oil and gas activities, and are considering stopping all arctic fossil fuel imports. In a changing home market, Equinor will have to take a lead to make changes among energy producers as well.

Research by NTNU[3] and DNV[4] show that there are renewable energy project growth barriers in Norway. A large portion of the needed workforce and know-how is locked in fossil infrastructure. This is otherwise known as path dependency. Renewable energies, oil and gas are competing for the same people. NTNU tells us that another barrier is that historically, renewable energy investments decrease whenever the oil price is rising[5]. These barriers will have to be overcome through proactive energy and industry decisions. As NTNU points out, Equinor is in a unique position to act as a facilitator for green transitions, through such proactive decisions[6].

The most important measures presented by the official Scottish Just Transition Commission concentrates around a skills and education system, for further education of workers in sectors in focus for a green and just transition[7]. Scottish business, energy industry and government acknowledges the earlier mentioned barriers. To face these challenges on both an industrial and company scale, Scottish actors propose active industrial policy measures.

The same day the EU Commission presented their proposed REpowerEU plan, Nordea Markets estimated Norwegian petroleum incomes for 2022 to 1750 billion NOK, based on this year's price development and today's future price[8]. This estimate is six times higher than the Norwegian government's original estimated 277 billion NOK oil revenue for 2022. Increased oil and gas revenue following Russia's invasion of Ukraine must be spent wisely.

Considering Norwegian and European security policies, reducing existing- and avoiding further path dependency in the Norwegian economy, workforce and in Equinor as a company, the shareholders ask Equinor that more of the petroleum profits are earmarked for a just, green transition. Part of this must be set aside for the establishment of a state restructuring fund for continuing and further education of workers who now work in the oil sector. The remaining profit is set aside for future green projects.

Notes:
[1] https://ec.europa.eu/commission/presscorner/detail/en/IP_22_1511
[2] https://e24.no/olje-og-energi/i/1O3lAK/vil-kutte-avhengigheten-av-russisk-gass-dette-er-eus-energiplan
[3] https://www.ntnu.no/documents/7414984/0/CenSES-Offshore-wind-report-v9-digital.pdf/749a6503-d342-4 6f2-973e-eb9714572931
[4] https://e24.no/det-groenne-skiftet/i/0GJzLJ/naa-gaar-oljen-saa-godt-at-det-skaper-mangel-paa-ingenioere r-til-det-groenne-skiftet
[5] (ibid.) s. 23
[6] (ibid.) s. 22
[7] https://www.gov.scot/publications/transition-commission-national-mission-fairer-greener-scotland/
[8] https://www.dn.no/energi/harald-magnus-andreassen/frank-jullum/olje-og-gass/oljeinntektene-kan-bli-1750-milliarder-kroner-det-er-nesten-sa-du-ikke-tror-det-er-sant-sier-sjefokonom-harald-magnus-andreassen/2-1-1180424

Item 14 for Equinor's annual general meeting 11 May 2022

Proposal from shareholders that Equinor declares the Norwegian sector of the Barents Sea a Voluntary Exclusion Zone, focus on its domestic business in the Norwegian sector and accelerate its transition into renewable energy

Shareholders Even Bakke, Bente Marie Bakke, Ketil Lund, Guttorm Grundt and Gro Nylander have proposed the following resolution:

"1. Equinor should declare the Norwegian sector of the Barents Sea a Voluntary Exclusion Zone; no further exploration nor test drilling will be conducted in this region by Equinor and its partners.

2. In the long term, Equinor will focus on its very profitable domestic business in the Norwegian sector (excluding the Barents Sea) and greatly reduce their marginally profitable and lossmaking international business in the US, Brazil and developing countries (we first proposed this 3 years ago).

3. Equinor will greatly accelerate its transition into renewable energy by utilizing its enormous income from its oil and gas production in the Norwegian sector, as is called for with the current energy and political crisis."

The shareholders' supporting statement:

Proposal 1: Declaring the Norwegian sector of the Barents Sea a Voluntary Exclusion Zone for the following reasons:

1. The Norwegian government has given permits to oil & gas companies for exploration and test drilling in the Barents Sea, which is a challenging region with extreme weather conditions and a fragile environment with high biodiversity. Equinor has participated heavily in early exploration and is about to initiate operation at the Johan Castberg production platform, located approximately 200 km north of Finnmark. Additionally, Equinor is now applying for a permit to build the Wisting production platform, located 300 km north of Finnmark, and about 200 km north-east of the existing Johan Castberg platform. Wisting is close to the annual winter sea ice edge, the so called "iskant", which has a fragile and very active biosphere (polar bears, seals, birds, fish, and plankton). The winter sea ice edge will vary year-by-year from 20 km to 230 km. The Wisting field has very little natural gas for the required energy production and therefore, needs to be electrified with an expensive sea cable from Hammerfest. This will significantly add costs and impact the electricity demand in the Finnmark region. Further, the emergency readiness capabilities for the Barents Sea have proven to be inadequate in the past, as was demonstrated by the catastrophic fire at Equinor's Melkøya production plant (close to the city of Hammerfest) in September 2020. The Government Auditor Mr. Per Kristian Foss, has stated that the emergency readiness for this region is inadequate. A major oil spill in the Wisting region would cause an environmental catastrophe and causing irrepealable damage to Equinor's reputation and financial stability.

2. The European Human Rights Court is due to rule on the Norwegian Government's right to give permits for exploration and drilling in the Artic. This could violate Par. 112 of the Norwegian Constitution, which guarantees citizen rights to an environment that is conducive to good health and to a natural environment whose productivity and diversity are maintained.

3. The EU has proposed a ban on new oil & gas exploration in the Artic region, including prohibiting the purchase of oil & gas products from this region. The President of USA, Joe Biden, has proposed to the Artic Council a moratorium on drilling for oil & gas in the Artic region.

In conclusion, Equinor's activities in the Norwegian section of the Barents Sea are risky from an environmental, reputational, and financial perspective. Not only could they be in violation of the Norwegian Constitution according to a possible ruling by the European Human Rights Court, but if the EU ban oil & gas exploration in the Arctic region, Equinor would have stranded assets in the Barents Sea. Furthermore, a major oil spill in this region would have catastrophic effects on the fragile biosphere with high biodiversity, where the ocean meets the winter sea ice edge. Clearly, should all or parts of the above come true, the consequences for Equinor would be a long- term loss of reputation and reduced shareholder value, as well as burdening the company with enormous costs and possibly stranded assets.

Proposal 2: Focus on domestic business and reduce high risk, unprofitable international business for the following reasons:

1. As demonstrated by the heavy company losses in the US and the fact that Equinor's activities outside Norway have not demonstrated adequate profitability, further sell-off of assets in certain developing countries should be executed. Activities in these countries with political conflicts and high corruption risks, like Angola (on-going corruption investigation), Argentina (see below), Azerbaijan, Libya, Venezuela, Nigeria, and Russia (completed?) should be stopped. Equinor should rather focus on the highly profitable oil & gas business in the established Norwegian sector (excluding the Barents Sea) and accelerate further its renewable business in wind and solar power.

2. Equinor is currently experiencing strong local protests in Argentina for its seismic sea exploration along the Atlantic coast. This is in areas with a rich aquatic life (whales and fish). The situation is like the Australian protests to the south-shore exploration that Equinor had to stop in 2020.

3. As disclosed on March 12, 2022, in the major Norwegian business newspaper, Dagens Næringsliv, Equinor has had during the last 20 years demonstrated inadequate due diligence, risk analysis and compliance with company and Norwegian Government rules and regulations when starting businesses in USA and developing countries with demonstrated high corruption risks.

Overall, these issues could reduce Equinor's long term share value to its investors, damage its reputation as a company with stated "zero tolerance for corruption" and as an environmentally responsible company, which engages actively and constructively with all its stakeholders.

Proposal 3: Accelerate transition to renewable energy for the following reasons:

1. Currently Equinor's renewable energy investments constitute only 4% of its annual investments, while 96% is used for oil and gas investments. The plan is to increase the investment to 50% by 2030. Currently, Equinor has an installed renewable energy base of about 0.8 GW. By 2030 the plan is to have an installed base between 12 and 16 GW. We are of the opinion that this is insufficient growth considering the ongoing and accelerating energy transition to renewables.

2. Ørsted AS is a spin-out from the Danish government owned oil & gas company. They have currently a wind power installed base of 13 GW and plan to increase it to 30 GW (about Norway's current capacity) by 2030. Last year we proposed that Equinor should also spin out their renewable energy business to create a much more valuable company, not burdened by the oil & gas business. This was voted down at the 2021 AGM. Currently the Equinor share price is 300 NOK and the Ørsted share price is 820 DKK or 1,066 NOK.

3. The CO2 emissions resulting from Equinor's sales of oil & gas is about 250 million tons per year (Scope 3) and now increasing significantly due to the energy crisis. This is about 8 times the total CO2 emissions of Norway. As far as we can see, Equinor has not so far presented a detailed "net zero emissions" plan. By accelerating investments in renewable energy and reducing investments in oil & gas, the company will move faster towards the "net zero emissions" goal by 2050.

By greatly accelerating investments in renewables, Equinor will secure long-term share value for its investors, improve its ESG position and reach its "net zero emissions" goal faster.

Item 15 for Equinor's annual general meeting 11 May 2022

Proposal from shareholder that Equinor aims to become a leading producer of renewable energy, stops all exploration activity and test drilling for fossil energy resources and withdraws from its projects abroad

Shareholder Bente Marie Bakke has proposed the following resolution:

"1. Equinor aims to become a leading producer of renewable energy
2. Equinor stops all exploration activity and test drilling for fossil energy resources.
3. Equinor withdraws from all of its projects abroad.
4. Equinor presents a plan for phasing out oil and gas production in order for Norway to be net zero by 2050"

Bente Marie Bakke is a member of The Norwegian Grandparents' Climate Campaign.

The shareholder's supporting statement:
Equinor is the Norwegian people's oil company. Norwegian citizens currently own 67 percent of the shares, slightly more than 70 percent including the National Insurance Fund's shares. Our interests are to be protected by the Norwegian government and the Ministry of Petroleum and Energy. To me, as a shareholder and citizen, it seems like it is the interests of the oil industry that are being protected, not the citizens and future generations.

Our Earth is being struck by ever more serious climate-related disasters. The Intergovernmental Panel on Climate Change presents increasingly alarming reports of fossil energy sources causing deadly global warming, which is gradually growing worse. We are now facing both a climate crisis and a natural crisis. In addition to tragic human sufferings Russia's brutal attack against Ukraine has also involved acts of war causing enormous greenhouse gas emissions. Ukraine's food industry has also been severely impacted.

The war in Ukraine has boosted the prices of and demand for/use of fossil energy. War planes, means of transport and weapon systems require enormous amounts of fossil fuel. Unfortunately, this can result in Norway being seen as a war profiteer. Perhaps this impression may be toned-down if more of the oil revenues are spent on measures to reduce greenhouse gas emissions, protect our life-giving nature, and increase small-scale food production.

The Grandparents' Climate Action (BKA) was founded in 2006 by well-informed grandparents committed to ensuring that their grandchildren inherit a habitable future on a lush planet. We early, but unsuccessfully, put up a fight against the then Statoil's investments in tar sands in Alberta, Canada. It was an enormous loss-making project, and the natural environment and health of the indigenous people were negatively affected.

Statoil was founded as a company responsible for exploiting fossil energy resources on the Norwegian continental shelf. It is therefore outrageous that Equinor has invested several hundred billion NOK of Norwegian citizens' money in unprofitable climate-ruining, environmentally damaging projects abroad. Norway cannot accept being responsible for the huge pollution problems and the global warming these projects cause in other countries.

According to UN Secretary General Antonio Guterres we must stop all exploration for more oil and gas in order to reach the goals of the climate agreement. He maintains that the failure of world leaders to address climate change must be regarded as criminal. Norway and Equinor do not care about this.

The government continues to award new oil licences, also in the vulnerable Arctic. The worst example is the Wisting field, which the shareholders must oppose. If the field is put on stream, it will continue to deliver oil for many years after the world's targeted net zero in 2050. In addition, the oil spill preparedness in the Barents Sea is very inadequate. This has been pointed out by former auditor general Per Kristian Foss without success. Let us hope that our new auditor general, Karl Eirik Schjøtt-Pedersen, also will address this serious problem.

Equinor and the government have plans for electrification of oil production on the Norwegian Continental Shelf, cutting domestic greenhouse gas emissions in compliance with the Paris Agreement. This should not be done by providing more petroleum platforms with power from shore. We are now experiencing a serious electricity crisis with record-high prices in large parts of mainland Norway.

Instead, existing petroleum platforms must be electrified through the development of offshore wind turbines. This could involve a step-change for Equinor with regard to developing new, renewable energy. Offshore wind for the electrification of petroleum platforms will also be positive for Norwegian industry. These wind turbines must help increase the reliability of electricity supply for Norway and Europe when the petroleum platforms are no longer on stream. We look forward to Equinor's plans for being a leader in the development of new renewable energy.

Item 16 for Equinor's annual general meeting 11 May 2022

Proposal from shareholder that Equinor significantly increases its investments in renewable energy, stop all new exploration in the Barents Sea, discontinue international activities and develop a plan for gradual closure of the oil industry

Shareholder Gro Nylander has proposed the following resolution:

"Equinor must significantly increase its investment in renewable energy in this decade.

Equinor must stop all new exploration in the Barents Sea and with no further delay shelve plans for the Wisting field near the ice edge.

Equinor must discontinue its highly unprofitable, controversial international activities, which are also detrimental to the brand standing of the company.

Equinor must develop a concrete plan for the gradual closure of the oil industry."

Gro Nylander is a member of The Norwegian Grandparents' Climate Campaign and The Norwegian Physicians' Climate Campaign.

Item 17 for Equinor's annual general meeting 11 May 2022

Proposal from shareholder that Equinor present a strategy for real business transformation to sustainable energy production

Shareholder Guttorm Grundt has proposed the following resolution:

"The board will present a strategy for real business transformation to sustainable energy production, thus reducing shareholder risk and ensuring shareholder value etc. The strategy is assumed to be based on the following intermediate objectives:

1. *Full phasing out of all exploration activity and exploratory drilling for fossil energy resources on the Norwegian continental shelf and abroad by 2024.*
2. *Full phasing out and divestment of oil and gas business abroad by 2026.*
3. *Reinvestment of all freed-up assets from the divestment of business abroad in the development and production of renewable energy by 2028.*
4. *Investment of EUR 1 billion in the development and production of renewable energy in Ukraine.*

The strategy, including environmental impact assessment, to be presented to the 2023 annual general meeting."

Guttorm Grundt is a member of The Norwegian Grandparents' Climate Campaign.

The shareholder's supporting statement:

Equinor is currently benefitting from the bonanza of a lifetime in the fossil market, boosting revenues to record levels, and the same for profits. So, shareholders should be pleased, thank the board of directors, and be happy to increase the bonuses of the company executives. But not everyone is pleased. Because it is not the board we should thank in that case, but President Putin and his immoral war against the people of Ukraine. This has created an unsustainable market hyped up by the war, and an economic super profit that should not benefit us, the shareholders, but Ukraine and its brave people. Equinor must of course in this situation maintain, and even increase, its production of oil and gas from existing wells and facilities. But not explore for new fossil energy resources neither offshore, nor onshore, abroad, or here in Norway. Getting those on stream will take many years, and be of little use. This will not be appropriate, neither for the planet, nor for Equinor.

According to the last report from the Intergovernmental Panel on Climate Change the temperature will, even if the nations' emission reduction targets reported to the UN are achieved, not only exceed the 1.5°C, but also the 2°C target for global heating. The CO_2 emissions from Equinor's oil and gas production and sales total about 250 million tonnes, or 8 times the total CO_2 emissions in Norway. In order to be sustainable Equinor must move the investments in new development and production from fossil to renewable energy. Increased focus on renewable energy should not come in addition to, but replace oil and gas. Today Equinor's investments in renewable energy account for only about 5 % of annual investments, whereas about 95 % go to oil and gas. The transition to 50 % renewable energy is too slow. As a responsible energy company Equinor must change the direction more rapidly than planned, securing the company's future and shareholder value.

Item 18 for Equinor's annual general meeting 11 May 2022

Proposal from shareholder that Equinor gradually divest from all international operations

Shareholder Ivar Sætre has proposed the following resolution:
"The general meeting asks the company's administration to gradually divest from all international operations, first within renewable energy, then within petroleum production."

The shareholder's supporting statement:
In any commercial company, it should be a prerequisite that the company's owners are aware of the company's strategy, and are well acquainted with the risks associated with the business.
Equinor (Statoil) was established to build, control and contribute to ensuring that the petroleum activities on the Norwegian continental shelf were carried out for the benefit of Norwegian interests. Since the beginning of the 1990s, activities have gradually increased outside Norway's borders, first with participation in international petroleum activities, and in recent years participation in the development and production of so-called renewable energy.
International operations have not been without significant losses, and are associated with considerable risk.

Approximately 70 per cent of Equinor is owned by the Norwegian state, and ownership is managed by the Ministry of Petroleum and Energy on behalf of the Norwegian Parliament. Few, or none, in these bodies have in-depth knowledge of the business Equinor operates. Assessments of risk are mainly carried out by persons with little or no ownership interest in the company.

Item 19 for Equinor's annual general meeting 11 May 2022

Proposal from shareholder that the board of Equinor outlines a specific action plan for quality assurance and anti-corruption

Shareholder Per Henning Lerstad has proposed the following resolution:

"1. In the future, shareholders request the board to give a special account of and outline a specific action plan to actively monitor and better document internal quality assurance within safety, risk and financial management, including detailed audits and HSE risk management.

2. What specific plans does the board have to prevent Equinor from getting involved in corruption, laundering, violation of human rights and sanctioned businesses in its projects abroad?"

The shareholder's supporting statement:

Several media have revealed many disturbing aspects of Equinor's high-risk projects in corrupt states, such as Russia and Azerbaijan, including leasing/rental contracts with corrupt politicians. This may result in big losses for the Norwegian society and unethical use of shareholder money. Equinor has also paid hundreds of millions to a not initiated research centre, and several undefined social projects in Angola. A report from the internal audit in 2018 was critical to the handling of anti-corruption for all parts of the company's business. The Minister of Trade and Industry would like to see more transparency and confidence through more professionalised corporate governance of Equinor, perhaps in a government-owned green industrial company, a kind of world-class "Oil Fund model".

Equinor maintains that safe operations are priority number one in the current company culture. Still, the Norwegian Environment Agency, the Petroleum Safety Authority Norway, and employee representatives have criticized, investigated and called attention to inadequate maintenance, competencies, training, manpower, cost reductions, management failure and inadequate HSE risk management after former substantial non-conformities, fires and oil leaks at facilities in the US and Norway (including Statfjord B, Melkøya, Mongstad and Tjeldbergodden).

Furthermore, the Martin Linge development is one of the biggest industrial scandals in Norwegian history. The final price ended at more than NOK 60 billion, actually twice as much as in the plans approved by the Norwegian parliament, and must be paid by the taxpayers. This corresponds to the price of 15 new Munch museums. Although the now record-high oil and gas prices may result in pay-back of investments in the field this year, this is far from good financial management and capital discipline. Also the Njord field and Johan Castberg have seen substantial cost overruns. Equinor acquired and took over the operatorship for Martin Linge in 2018, with a few years' production postponement. Six workers died in an accident and 25 were injured during construction at the yard in South-Korea. Several public inspections/audits and unions have criticized poor project management and monitoring of violations of OECD's guidelines and human rights. When Equinor acquired Martin Linge, a number of faults/deficiencies were discovered, both in the electrical system and fire equipment. Some new wells must be drilled prior to start-up in order to ensure safe production.

We, almost 100,000 shareholders, maintain that we have not been adequately updated and given sufficiently detailed information in the above areas, where the emergency preparedness challenges have also been strongly criticized by public authorities. Equinor's Articles of Association lay down that shareholders shall get all updated, reliable and relevant information about the company's operations, ensuring continuous learning and improvements within safety, risk and financial management. A deterioration of the company's confidence and reputation, which may in turn affect the economic development, and thus shareholder returns over time, benefits no one.

THE BOARD OF DIRECTORS' RESPONSE TO PROPOSALS FROM SHAREHOLDERS ITEM 11-19 AT EQUINOR ASA'S ANNUAL GENERAL MEETING 11 MAY 2022

The board of directors' response to shareholder's proposal from Follow This item 11, to Equinor ASA's annual general meeting 11 May 2022

In response to shareholder expectations and as first communicated in April 2021, the board has now presented the company's energy transition plan to its shareholders for advisory vote, ref item 10. The plan describes the strategy for the company's energy transition, including a detailed overview of projects and actions which support the company's climate ambitions.

The central climate ambitions of the company are as follows:
1. 50% reduction of our operated emissions by 2030, with 90% of the cuts coming from absolute reductions. This ambition is aligned with emissions reductions that IPCC scenarios show as being consistent with a 1.5-degree pathway, ref page 14 in the energy transition plan.
2. Reducing our net carbon intensity, which describes how the company plans to deliver energy that has lower emissions over time (including emissions from the use of sold products – scope 3), by 20% by 2030 and 40% by 2035, and eventually net-zero by 2050. This shows a reduction that is more ambitious than the intensity reductions associated with the current climate goals of society as reflected by the IEA's Announced Pledges Scenario, ref page 12 in the energy transition plan.
3. Allocating more than 30% of our annual gross capital expenditure to renewables and low carbon solutions by 2025 and more than 50% in 2030.

The board highlights the significant overlap between the Equinor's energy transition plan and the proposal from Follow This, including the importance of companies supporting the goals of the Paris agreement and the setting of short, medium and long-term ambitions. The energy transition plan demonstrates how Equinor is aligned with the Paris agreement for our own emissions, how it contributes to financing the transition, and how it is ahead of society's pledges when it comes to ambitions including emission reductions from the use of energy sold. The company also reports emissions across all relevant scopes and progress on its climate ambitions in a transparent way in its Annual Sustainability Report.

However, the board's view differs from that of Follow This with respect to the question of whether energy companies should set absolute targets for scope 3 emissions. In this regard, the company believes that intensity-based ambitions are important because these include both energy production and emissions. A focus on cuts in absolute emissions from the end users is likely to incentivize displacement – rather than reduction – of emissions. In the short term, until a market for hydrogen and carbon capture and storage is established, absolute emission targets that include end-user emissions will only be achieved by selling or shutting down profitable oil and gas production, thus shifting indirect emissions from end use to other producers. Such a focus will also fail to incentivise companies like Equinor to invest in the investments in new forms of energy.

Equinor's strategy in the transition is based on being a continued supplier of reliable energy with a progressively lower GHG footprint over time toward net zero in 2050. However, the company cannot operate outside of existing framework conditions with respect to policy and markets. While our current intensity ambitions show we are driving the transition at a faster pace than society as a whole, we are dependent on governments, customers, and other key stakeholders accelerating their response to the transition in order to set scope-3 related ambitions aligned with a 1.5-degree pathway. Our energy transition plan shows how we are investing in the systemic change necessary to facilitate that acceleration. The board is grateful for the support and recognition expressed in the proposal from Follow This and therefore asks for support for the company's energy transition plan under item 10.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholders' proposal from Greenpeace and WWF item 12, to Equinor ASA's annual general meeting 11 May 2022

In response to shareholder expectations and as first communicated in April 2021, the board has now presented the company's energy transition plan to its shareholders for advisory vote, ref item 10. The plan describes the strategy for the company's energy transition, including a detailed overview of projects and actions which support the company's climate ambitions.

The central climate ambitions of the company are as follows:

1. 50% reduction of our operated emissions by 2030, with 90% of the cuts coming from absolute reductions. This ambition is aligned with emissions reductions that IPCC scenarios show as being consistent with a1.5-degree pathway, ref page 14 in the energy transition plan.
2. Reducing our net carbon intensity, which describes how the company plans to deliver energy that has lower emissions over time (including emissions from the use of sold products – scope 3), by 20% by 2030 and 40% by 2035, and eventually net-zero by 2050. This shows a reduction that is more ambitious than the intensity reductions associated with the current climate goals of society as reflected by the IEA's Announced Pledges Scenario, ref page 12 in the energy transition plan.
3. Allocating more than 30% of our annual gross capital expenditure to renewables and low carbon solutions by 2025 and more than 50% in 2030.

The energy transition plan demonstrates how Equinor is aligned with the Paris agreement for our own emissions, how it contributes to financing the transition, and how it is ahead of society's pledges when it comes to ambitions including emission reductions from the use of energy sold. The company also reports emissions across all relevant scopes and progress on its climate ambitions in a transparent way in its Annual Sustainability Report.

The company believes that intensity-based ambitions are important because these include both energy production and emissions. A focus on cuts in absolute emissions from the end users is likely to incentivize displacement – rather than reduction – of emissions. In the short term, until a market for hydrogen and carbon capture and storage is established, absolute emission targets that include end-user emissions will only be achieved by selling or shutting down profitable oil and gas production, thus shifting indirect emissions from end use to other producers. Such a focus will also fail to incentivise companies like Equinor to invest in the investments in new forms of energy.

Equinor's strategy in the transition is based on being a continued reliable supplier of energy with a progressively lower GHG footprint over time toward net zero in 2050. However, the company cannot operate outside of existing framework conditions with respect to policy and markets. While our current intensity ambitions show we are driving the transition at a faster pace than society as a whole, we are dependent on governments, customers, and other key stakeholders accelerating their response to the transition in order to set scope-3 related ambitions aligned with a 1.5-degree pathway. Our energy transition plan shows how we are investing in the systemic change necessary to facilitate that acceleration.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholder's proposal from Greenpeace item 13, to Equinor ASA's annual general meeting 11 May 2022

In response to shareholder expectations and as first communicated in April 2021, the board has now presented the company's energy transition plan to its shareholders for advisory vote, ref item 10. The plan describes the strategy for the company's energy transition, including a detailed overview of projects and actions which support the company's climate ambitions.

The energy transition plan also underlines the importance of a transition that is just and inclusive and that the company is developing a "just transition plan" that will be released in 2022. Such plan will be informed by the ongoing energy transition, by expectations and new regulations, and will include development and reskilling of our employees and our tradition for dialogue and collaboration with trade unions in the transition of the company and its workforce.

Norwegian authorities may better assess whether there is a need for establishing a state just transition fund.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholders' proposal from Even Bakke, Bente Marie Bakke, Ketil Lund, Guttorm Grundt and Gro Nylander item 14, shareholder's proposal from Bente Marie Bakke item 15, shareholder's proposal from Gro Nylander item 16, and shareholder's proposal from Guttorm Grundt item 17, to Equinor ASA's annual general meeting 11 May 2022

Equinor is, no matter where the company operates, committed to preventing harm to the environment. The company has a risk-based precautionary approach and works in accordance with government requirements, company requirements and good practice to follow up the environment and safety performance. The environmental management approach of the company entails environmental risk and impact assessments in planning phases before operations or development activities. It also includes environmental baseline studies, surveys, monitoring programmes and collaborative research projects to build knowledge. Our approach includes establishing measures tailored to local conditions aiming at avoiding, minimising, mitigating or offsetting potential negative impacts. Safe and responsible operations are essential for our license to operate and an enabler of long-term value creation.

Increased activity in the Barents Sea region when Johan Castberg and possibly also the Wisting field come into operation, necessitates thorough analyzes to map potential negative effects on the environment of the activity. Work that is based on several years of research studies that have both built knowledge about the state of the ecosystem, and about potential impact as a result of our activity. All studies have been carried out in collaboration with national and international research institutes (e.g. the Institute of Marine Research, the Norwegian Polar Institute, and the Norwegian Institute for Natural Research), and are published in internationally recognized journals. Efforts are also being made to look more closely at oil spill preparedness for the entire region, through a collaborative project across the operators in the Barents Sea (BASOP - Barents Sea Operations Collaboration). Equinor understands the concern about vulnerable ecosystems near the ice edge and will ensure that this is also given high attention in our internal follow-up and planning of solutions for the Wisting field.

In Norway the company still sees a significant exploration potential, especially around our existing infrastructure, and believes that there is a need and room for this also within the framework of the Paris Agreement. We see a potential in the production of new energy carriers such as hydrogen and ammonia based on natural gas with carbon capture and storage. It is the Norwegian authorities who must at all times assess whether and which areas should be available for activity.

According to the strategy, Equinor prioritises projects with the highest value and lowest emissions also for its international portfolio. Equinor has in recent years focused its international oil and gas portfolio and has exited several countries and exited the majority of the company's operated unconventionals in the US. The company is focusing more on offshore operations which is our core competence. We are making the portfolio more robust towards lower prices while capturing a significant upside in periods with higher prices. Both the board and the administration regularly evaluate the portfolio composition in relation to the company's overall strategy, the assets' economic development and other relevant aspects. This applies to the entire portfolio of the company.

The company is accelerating its profitable growth within renewables. The ambition is to allocate more than 30% of annual gross capital expenditure to renewables and low carbon solutions by 2025 and more than 50% in 2030. Offshore wind is where we have demonstrated our competitive advantage, and it will remain our main growth area. Based on recent success in securing low-cost access at scale in Poland and in South Korea, we are expecting to reach installed capacity of 12 to 16 gigawatts in 2030, five years earlier than was the plan just one year back. Access to project execution capabilities, our unique offshore experience, strong balance sheet and trading activity can help us to do more in a faster and better way. Equinor intends to take a disciplined approach, focusing on the projects where our ability to add value is the greatest. Details of our actions and plans are set out in the energy transition plan, ref item 10.

The board is of the opinion that the company's energy transition strategy presented in the energy transition plan enables long-term value creation for the benefit of shareholders and society. Equinor's strategy in the transition is based on being a continued supplier of stable and reliable energy with a progressively lower GHG footprint over time toward net zero in 2050. The company cannot operate outside of existing framework conditions with respect to policy and markets.

The board thanks for the proposals and emphasises the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on the above, the board of directors recommends that the general meeting vote against the proposals.

The board of directors' response to shareholder's proposal from Ivar Sætre item 18, to Equinor ASA's annual general meeting 11 May 2022

According to the strategy, Equinor prioritises projects with the highest value and lowest emissions also for its international portfolio. Equinor has in recent years focused its international oil and gas portfolio and has exited several countries and exited the majority of the company's operated unconventionals in the US. The company is focusing more on offshore operations which is our core competence. We are making the portfolio more robust towards lower prices while capturing a significant upside in periods with higher prices.

Both the board and the administration regularly evaluate the portfolio composition in relation to the company's overall strategy, the assets' economic development and other relevant aspects. This applies to the entire portfolio of the company.

The board is of the opinion that the company's energy transition strategy presented in the energy transition plan enables long-term value creation for the benefit of shareholders and society. Equinor's strategy in the transition is based on being a continued supplier of stable and reliable energy with a progressively lower GHG footprint over time toward net zero in 2050.

The board thanks for the proposal and emphasises the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on the above, the board of directors recommends that the general meeting vote against the proposal.

The board of directors' response to shareholder's proposal from Per Henning Lerstad item 19, to Equinor ASA's annual general meeting 11 May 2022

Equinor's business will never be without risks, but the board's and company's number one priority is, and will always be, safe operations. This is reflected both in the board's priorities, the company's governing documentation and the company culture that has been developed in Equinor over many years. The board will continue to actively follow up this work also in the future, and on behalf of the company we look forward to the dialogue we have both with public authorities and shareholders when it comes to safety and risk management. The issue of safety will, as always, also be thoroughly commented on by the chair of the board in his speech to the general meeting.

Another very important principle for Equinor is that the company is run in a transparent and appropriate way in compliance with applicable regulations for both reporting, accounting and information to shareholders and others. This is again a subject that the board and the administration maintain a continuous focus on, irrespective of what attention such issues get in the media. At the same time, it is also important to say that the company appreciates that questions are raised, and that shareholders and others have clear expectations to the company. The dialogue helps drawing attention to and contributes to debate around important corporate and social aspects and helps Equinor maintaining high focus on these issues.

Equinor has been engaged in projects outside of Norway for many years. In more recent years, this also includes many renewables projects. Each country and each project has its own risk profile, but business integrity risk assessments as well as risk mitigating activities are integrated in all phases of any project development in Equinor. And if the risk level is too high, a project will be stopped.

In some cases, Equinor has decided to exit countries completely when the risk level has become too high. Whenever we are present in a high-risk country or project, Equinor manages that risk through various means such as for example dedicated compliance personnel, strong contractual language and commercial mechanisms to ensure compliance with laws and regulations. Equinor has a strong business integrity program that provides relevant training and raises awareness amongst all of its employees.

The board thanks for the proposal and emphasises the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on the above, the board of directors recommends that the general meeting vote against the proposal.

TO THE ANNUAL GENERAL MEETING OF EQUINOR ASA

NOMINATION OF MEMBERS TO THE CORPORATE ASSEMBLY AND NOMINATION COMMITTEE OF EQUINOR ASA

19 APRIL 2022

1. PURPOSE AND BACKGROUND

As set forth in section 11 of the company's articles of association, one of the tasks assigned to the nomination committee is to nominate to the general meeting members to the corporate assembly and nomination committee.

Equinor's nomination committee nominates six new candidates to the corporate assembly (three members and three deputy members) as well as nomination of one existing deputy member as a new member. Other members of the corporate assembly are nominated for re-election. The nomination committee further nominates two new members whereas one of the members also is nominated to the corporate assembly. The election will be held at the company's annual general meeting 11 May 2022, where the chair of the nomination committee will present the nomination.

2. ELECTION OF MEMBERS TO THE CORPORATE ASSEMBLY

Pursuant to section 7 of the company's articles of association, the company shall have a corporate assembly consisting of 18 members and deputy members. The annual general meeting shall elect 12 members and four deputy members for these 12 members. The period of service for all shareholder-elected members of the corporate assembly will expire this year. Tone Lunde Bakker (chair), Greger Mannsverk (member), Terje Venold (member), Kjersti Kleven (member) and Knut Nesse (deputy member) will resign from the corporate assembly. Furthermore, Brynjar Forbergskog resigned as member in June 2021 and was replaced by deputy member Trond Straume.

The nomination committee has emphasised several criteria for the composition of the corporate assembly, including diversity in expertise and background, a balanced gender representation and the need for renewal combined with the need for continuity. Based on this, the nomination committee has unanimously nominated the following candidates:

a) Jarle Roth (nominated as chair for the corporate assembly's election), Nils Bastiansen, Finn Kinserdal, Kari Skeidsvoll Moe, Kjerstin Rasmussen Braathen, Kjerstin Fyllingen, Mari Rege and Trond Straume to be re-elected as members of the corporate assembly of Equinor ASA.

b) Martin Wien Fjell, existing deputy member, to be elected as a new member of the corporate assembly in Equinor ASA. Reference is made to the description of the candidate in Appendix A below.

c) Merete Hverven, Helge Aasen and Liv B. Ulriksen to be elected as new members of the corporate assembly of Equinor ASA. Reference is made to the description of the candidates in Appendix A below.

d) Nina Kivijervi Jonassen to be re-elected as deputy member of the corporate assembly of Equinor ASA (4th deputy member).

e) Per Axel Koch, Catherine Kristiseter Marti and Nils Morten Huseby to be elected as new deputy members to the corporate assembly of Equinor ASA (1st,2nd and 3rd deputy members respectively). Reference is made to the description of the candidates in Appendix A below.

f) The terms of office for both newly elected and re-elected members and deputy members will run until the annual general meeting in 2024.

For further information about the candidates nominated for re-election, reference is made to the calls for the general meetings of shareholders of Equinor ASA on 14 May 2014, 11 May 2016, 15 May 2018 and 14 May 2020.

3. ELECTION OF MEMBERS TO THE NOMINATION COMMITTEE
Pursuant to section 11 of the company's articles of association, the nomination committee must consist of four members and the chair and one other member must be elected among the shareholder-elected members of the corporate assembly. The members of the nomination committee shall be independent of the board of directors and the company's management.

The period of service for all members of the nomination committee will expire this year.

Tone Lunde Bakker (chair) will resign from the nomination committee. As of 1 January 2022, the State's ownership of 67 % of Equinor ASA shares has been transferred from the Ministry of Petroleum and Energy (MPE) to the Ministry of Trade, Industry and Fisheries (MTIF). Hence the state's representative in the nomination committee, Bjørn Ståle Haavik, from the MPE, and his personal deputy, will be replaced with a representative from the MTIF.

The nomination committee has emphasised several criteria for the composition of the nomination committee, including diversity in expertise and background, a balanced gender representation, the need for shareholder representation and the need for renewal combined with the need for continuity. Based on this, the nomination committee has unanimously nominated the following candidates:

a) Jarle Roth (nominated as chair) and Berit L. Henriksen to be re-elected as members of the nomination committee.

b) Merete Hverven and Jan Tore Føsund to be elected as new members of the nomination committee. Reference is made to the description of the candidates in Appendix A below.

c) The terms of office for both the newly elected members and re-elected members will run until the annual general meeting in 2024.

For further information about the candidates nominated for re-election, reference is made to the calls for the general meetings of shareholders of Equinor ASA on 11 May 2016 and 15 May 2018.

4. PROPOSED RESOLUTION

It is proposed that the general meeting adopt the following resolution regarding election of members to the corporate assembly:

"The following persons are elected as members of Equinor ASA's corporate assembly effective as of 12 May 2022 and until the annual general meeting in 2024:

1. *Jarle Roth (re-election, nominated as chair for the corporate assembly's election)*
2. *Nils Bastiansen (re-election,nominated as deputy chair for the corporate assembly's election)*
3. *Finn Kinserdal (re-election)*
4. *Kari Skeidsvoll Moe (re-election)*
5. *Kjerstin Rasmussen Braathen (re-election)*
6. *Kjerstin Fyllingen (re-election)*
7. *Mari Rege (re-election)*
8. *Trond Straume (re-election)*
9. *Martin Wien Fjell (new election, existing deputy member)*
10. *Merete Hverven (new election)*
11. *Helge Aasen (new election)*
12. *Liv B. Ulriksen (new election)*

The following persons are elected as deputy members of Equinor ASA's corporate assembly effective as of 12 May 2022 and until the annual general meeting in 2024:

1st deputy member: Per Axel Koch (new election)
2nd deputy member: Catrine Kristiseter Marti (new election)
3rd deputy member: Nils Morten Huseby (new election)
4th deputy member: Nina Kivijervi Jonassen (re-election)"

It is proposed that the general meeting adopt the following resolution regarding election of members to the nomination committee:

"The following persons are elected as members of Equinor ASA's nomination committee effective as of 12 May 2022 and until the annual general meeting in 2024:

1. *Jarle Roth (re-election, nominated as chair)*
2. *Berit L. Henriksen (re-election)*
3. *Merete Hverven (new election)*
4. *Jan Tore Føsund (new election)"*

Kind regards,
Tone Lunde Bakker
Chair/on behalf of the nomination committee in Equinor ASA

APPENDIX A - INFORMATION ABOUT THE PROPOSED NEW MEMBERS

Information about the proposed new members and deputy members of the corporate assembly and the new members of the nomination committee follows below.

Merete Hverven (born 1977) – CEO of Visma since April 2020. Hverven joined Visma in 2011 as HR Director and joined the executive team as Chief Human Resources Officer (CHRO) in 2013. From 2018 she also held the role as Deputy CEO. Hverven holds a Master in Economics and Business Administration from the Norwegian School of Economics (NHH) as well as CEMS Master from St. Gallen.

Helge Aasen (born 1963) – CEO of Elkem ASA since 2021, as well as during the period from 2009-2019. He has held a range of leadership positions in Elkem since 1990. Aasen holds a Master of Science degree in Metallurgy from the Norwegian University of Science and Technology (NTNU) in Trondheim and has participated in an executive leadership development programme at Institute for Management Development IMD, Switzerland.

Liv B. Ulriksen (born 1960) – CEO of Sparebank 1 Nord-Norge since 2020 with previous 13 years of experience in the same bank, including as deputy CEO and director for risk management and credit. She is a former bank manager at Fokus Bank/Dansk Bank. Ulriksen holds a Bachelor degree in fisheries and aquaculture with specialisation in economics from the University in Tromsø.

Martin Wien Fjell (born 1980) – Executive Vice President Global Customer Support at Kongsberg Maritime and has been employed by Kongsberg Gruppen since 2013. Fjell has had various positions in Umoe, including CFO for Umoe Maritime in the period 2008-2013. Fjell holds a Master of Science degree ("Siviløkonom") from the Norwegian School of Economics and Business Administration (NHH).

Per Axel Koch (born 1961) – CEO of Polaris Media ASA since 2008. He was CEO of Adresseavisen Group ASA in the periods 2007-2008 and 1996-2006. Koch has considerable board experience. Koch holds a Master of Science degree ("Siviløkonom") from the Norwegian School of Economics and Business Administration (NHH) where he also has a higher degree ("Siviløkonom høyere avdeling").

Cathrine Kristiseter Marti (born 1975) – CEO of Ulstein Gruppen ASA since 2020. She was CFO in the company from 2014-2020. Throughout her whole career, she has been working in the maritime industry, and has previously held leading positions with Höegh Autoliners and DNB Shipping & Offshore. Marti holds a Master degree in Economics from the Université Toulouse 1 Capitole.

Nils Morten Huseby (born 1966) – President of the Institute for Energy Technology (IFE) since 2016. Prior to joining IFE, he was CEO for Rainpower ASA. Huseby has broad international experience from the energy business, with more than 20 years in top management positions. Huseby holds a Master of Science degree in Mechanical Engineering from the Norwegian University of Science and Technology (NTNU) in Trondheim.

Jan Tore Føsund (born 1964) - Føsund is Director General at the Ministry of Trade, Industry and Fisheries. He has previously held positions as CEO of ArcusGruppen AS and CEO of NMD Grossisthandel AS. He also has considerable board experience. Føsund holds a Master of Science degree ("Siviløkonom") from the Norwegian School of Economics and Business Administration (NHH).

The proposed candidates are independent of the board of directors and the management of Equinor ASA.

equinor

REF NO: PIN CODE:

NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting in Equinor ASA will be held
11 May 2022 at 16:00 CET in Equinor Business Center,
Forusbeen 50, 4035 Stavanger, Norway

The shareholder is registered with the following amount of shares and may vote for:

ADVANCE VOTING
The company accepts votes in advance for this meeting. Registration deadline for advance votes: 10 May 2022 at 16:00 CET.
Advance votes may only be executed electronically, through the company's website www.equinor.com/agm or via VPS Investor Services.

VOTING
Voting will only be possible electronically via Lumi AGM both for digital and physical attendance. Please log in at https://web.lumiagm.com/191344747.
You must identify yourself using the pin-code and reference number that you will find in VPS Investor Services (Corporate Actions – General Meeting – ISIN) or sent by post (for shareholders who have not registered for electronic reception). Shareholders can also receive their pin-code and reference number by contacting DNB Bank Verdipapirservice by phone +47 23 26 80 20 or by e-mail genf@dnb.no.

On the company's web page www.equinor.com/agm you will find a guide describing how you as a shareholder can vote electronically.

DIGITAL ATTENDANCE
No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts. We therefore encourage shareholders to log on in due time. It will be possible to log on to the annual general meeting one hour before start.

PHYSICAL ATTENDANCE
Notice of physical attendance should be registered electronically through the company's website www.equinor.com/agm or via VPS Investor Services.
To register attendance through the company's website, the above-mentioned reference number and PIN code must be stated.

Shareholders who have chosen electronic reception will not receive PIN and reference numbers and can only give notice through VPS Investor Services.
Alternatively this form may be signed and sent by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrars Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway. The notice of attendance must be received no later than 10 May 2022 at 12:00 CET.

If the shareholder is a company, please state the name of the individual who will be representing the company:

Place Date Shareholder's signature

PROXY WITHOUT VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

REF NO: PIN CODE:

Proxy should be submitted electronically through the company's website www.equinor.com/agm or via VPS Investor Services.

To grant proxy through the company's website, the above-mentioned reference number and PIN must be stated.
Shareholders who have chosen electronic reception will not receive PIN and reference numbers and can only give proxy via VPS Investor Services. Proxy may also be sent by e-mail to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.

If you send the proxy without naming the proxy holder, the proxy will be given to the chair of the board of directors or an individual authorised by him.

This proxy must be received no later than 10 May 2022 at 12:00 CET.

The undersigned
hereby grants (tick one of the two)

☐ the chair of the board of directors (or a person authorised by him), or

☐ ____
(Name of proxy holder in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 11 May 2022.

Place Date Shareholder's signature (only for granting proxy)

PROXY WITH VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

You may use this proxy form to give voting instructions. Alternatively, you may vote electronically in advance through the company's website www.equinor.com/agm, see separate section above.

Proxies with voting instructions can only be registered by DNB and must be sent to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.
The form should be received no later than **10 May 2022 at 12:00 CET**. The proxy form must be dated and signed.

If you leave the "Name of the proxy holder" blank, the proxy will be given to the chair of the board of directors, or an individual authorised by him.

The undersigned: **REF NO:**

hereby grants (tick one of the two)

☐　　　Chair of the board of directors (or a person authorised by him), or

☐　　　_____
　　　　Name of proxy holder (in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 11 May 2022.

The votes shall be exercised in accordance with the instructions below. If the sections for voting are left blank, this will be counted as an instruction to vote in accordance with the board's and nomination committee's recommendations. However, if any motions are made from the attendees in addition to or in replacement of the proposals in the notice, the proxy holder may vote at his or her discretion. If there is any doubt as to how the instructions should be understood, the proxy holder may abstain from voting.

EQUINOR ASA | ANNUAL GENERAL MEETING 2022	For	Against	Abstention
3. Election of chair for the meeting			
4. Approval of the notice and the agenda			
5. Election of two persons to co-sign the minutes together with the chair of the meeting			
6. Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2021, including the board of directors' proposal for distribution of fourth quarter 2021 dividend			
7. Authorisation to distribute dividend based on approved annual accounts for 2021			
8. Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian government			
9. Proposal to amend Article 1 of the Articles of Association			
10. Energy Transition Plan			
11. Proposal from shareholder to set short-, medium-, and long-term targets for greenhouse gas (GHG) emissions of the company's operations and the use of energy products (including Scope 1, 2 and 3)			
12. Proposal from shareholders that Equinor introduces and implements a climate target agenda and emissions reduction plan that is consistent with achieving the global 1,5 degree C increase target			
13. Proposal from shareholder that Equinor takes initiative to establish a state restructuring fund for employees who now work in the oil sector			
14. Proposal from shareholders that Equinor declares the Norwegian sector of the Barents Sea a Voluntary Exclusion Zone, focus on its domestic business in the Norwegian sector and accelerate its transition into renewable energy			
15. Proposal from shareholder that Equinor aims to become a leading producer of renewable energy, stops all exploration activity and test drilling for fossil energy resources, withdraws from its projects abroad			
16. Proposal from shareholder that Equinor significantly increases its investments in renewable energy, stop all new exploration in the Barents Sea, discontinue international activities and develop a plan for gradual closure of the oil industry			
17. Proposal from shareholder that Equinor present a strategy for real business transformation to sustainable energy production			
18. Proposal from shareholder that Equinor gradually divest from all international operations			
19. Proposal from shareholder that the board of Equinor outlines a specific action plan for quality assurance and anti-corruption			
20. The board of directors' report on Corporate Governance			
21. The board of directors' remuneration report for salary and other remuneration for leading personnel			
22. Approval of remuneration for the company's external auditor for 2021			
23. Election of members to the corporate assembly			
The nomination committee's joint proposal			
or (individual voting)			
Jarle Roth (re-election, nominated as chair for the corporate assembly's election)			
Nils Bastiansen (re-election, nominated as deputy chair for the corporate assembly's election)			
Finn Kinserdal (re-election)			
Kari Skeidsvoll Moe (re-election)			
Kjerstin Rasmussen Braathen (re-election)			
Kjerstin Fyllingen (re-election)			
Mari Rege (re-election)			
Trond Straume (re-election)			
Martin Wien Fjell (new election, existing deputy member)			
Merete Hverven (new election)			
Helge Aasen (new election)			
Liv B. Ulriksen (new election)			
1. deputy member: Per Axel Koch (new election)			
2. deputy member: Catrine Kristiseter Marti (new election)			
3. deputy member: Nils Morten Huseby (new election)			
4. deputy member: Nina Kivijervi Jonassen (re-election)			
24. Determination of remuneration for the corporate assembly members			
25. Election of members to the nomination committee			
The nomination committee's joint proposal			
or (individual voting)			
Jarle Roth (re-election, new election as chair)			
Berit L. Henriksen (re-election)			
Merete Hverven (new election)			
Jan Tore Føsund (new election)			
26. Determination of remuneration for the nomination committee members			
27. Authorisation to acquire Equinor ASA shares in the market to continue operation of the company's share-based incentive plans for employees			
28. Authorisation to acquire Equinor ASA shares in the market for subsequent annulment			
29. Marketing Instructions for Equinor ASA – adjustments			

Place   Date   Shareholder's signature (to be signed only for granting proxy with voting instructions)

Statsautoriserte revisorer
Ernst & Young AS

Vassbotnen 11a Forum, 4313 Sandnes
Postboks 8015, 4068 Stavanger

Foretaksregisteret: NO 976 389 387 MVA
Tlf: +47 24 00 24 00

www.ey.no
Medlemmer av Den norske Revisorforening

To the Shareholders' Meeting of Equinor ASA

Statement on coverage for restricted equity in connection with a capital reduction

We have verified that there is coverage for the remaining share capital and other restricted equity in connection with the capital reduction in Equinor ASA.

The Board of Directors' responsibility
The Board of Directors is responsible for ensuring that the capital reduction does not exceed an amount that ensures full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

Auditor's responsibility
Our responsibility is to make a statement on whether there is full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

We conducted our examination and issue our statement in accordance with the Norwegian standard SA 3802-1 "The auditor's statements and reports pursuant to Norwegian company legislation". The standard requires that we plan and perform our work to obtain reasonable assurance for the fact that there is coverage for the remaining share capital and other restricted equity, having considered events subsequent to the balance sheet date and any loss likely to be incurred. The examination includes testing the calculations for which the Board of Directors is responsible and an assessment of whether events subsequent to the balance sheet date that can result in an inadequate coverage, have been sufficiently considered.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, there is coverage for the remaining share capital and other restricted equity subsequent to the capital reduction of NOK 205,543,870.00 from NOK 8,144,219,267.50 to NOK 7,938,675,397.50, and distributions in excess of the nominal value of NOK 13,574,427,251.70 less USD 22,124,202.76, in accordance with the Norwegian Public Limited Liability Companies Act.

Stavanger, 8 April 2022
ERNST & YOUNG AS

Tor Inge Skjellevik
State Authorized Public Accountant (Norway)

This is a translation of the original official Norwegian document and is provided for information purposes only.